UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Years Ended December 31, 2025 and 2024
OR
[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______
Commission File Number 1-4949

CUMMINS RETIREMENT AND SAVINGS PLAN
AND
CUMMINS RETIREMENT AND SAVINGS PLAN FOR CERTAIN COLLECTIVELY BARGAINED EMPLOYEES

(Full titles of the plans)

CUMMINS INC.
500 Jackson Street
 P. O. Box 3005
 Columbus, IN  47202-3005
(Name of Issuer of Securities Held Pursuant to the Plan and
 the Address of its Principal Executive Office)

CUMMINS RETIREMENT AND SAVINGS PLAN
AND
CUMMINS RETIREMENT AND SAVINGS PLAN FOR CERTAIN COLLECTIVELY BARGAINED EMPLOYEES

DECEMBER 31, 2025 AND 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Policy Committee and
     Participants of the Cummins Retirement and Savings Plan and
Cummins Retirement and Savings Plan for Certain Collectively Bargained Employees
Columbus, Indiana
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Cummins Retirement and Savings Plan and Cummins Retirement and Savings Plan for Certain Collectively Bargained Employees (collectively, the “Plans”) as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the year ended December 31, 2025 and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on the Plans’ financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plans in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule H, line 4i – Schedule of Assets (Held at End of Year) – Cummins Retirement and Savings Plan and Schedule H, line 4i – Schedule of Assets (Held at End of Year) – Cummins Retirement and Savings Plan for Certain Collectively Bargained Employees has been subjected to audit procedures performed in conjunction with the audit of the Plans’ financial statements. The supplemental information is the responsibility of the Plans’ management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.
  /s/ BLUE  & CO., LLC
BLUE & CO., LLC
We have served as the Plans' auditor since 2002.
Seymour, Indiana
May 22, 2026

CUMMINS RETIREMENT AND SAVINGS PLAN
AND
CUMMINS RETIREMENT AND SAVINGS PLAN FOR CERTAIN COLLECTIVELY BARGAINED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2025
	Cummins Retirement and Savings Plan	Cummins Retirement and Savings Plan for Certain Collectively Bargained Employees
ASSETS

Plan's interest in net assets of the Cummins Inc. Master Retirement Savings Trust (Note 3):
Investments
At fair value:
Cummins Inc. common stock	$1,042,943,036	$6,000,065
Common/collective trust funds	5,873,237,496	69,118,701
Registered investment companies	137,178,973	1,513,554
Total at fair value	7,053,359,505	76,632,320
At contract value:
Synthetic guaranteed investment contract	351,067,000	35,014,553
Accrued income, expenses and pending trades - net	(360,973)	(5,395)
Plan's total interest in the Cummins Inc. Master Retirement Savings Trust	7,404,065,532	111,641,478

Employer contributions receivable	13,718,679	—
Employee contributions receivable	3,679,853	111
Notes receivable from participants	68,883,256	850,917
Net assets available for benefits	$7,490,347,320	$112,492,506

See accompanying notes to financial statements.

CUMMINS RETIREMENT AND SAVINGS PLAN
AND
CUMMINS RETIREMENT AND SAVINGS PLAN FOR CERTAIN COLLECTIVELY BARGAINED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2024
	Cummins Retirement and Savings Plan	Cummins Retirement and Savings Plan for Certain Collectively Bargained Employees
ASSETS

Plan's interest in net assets of the Cummins Inc. Master Retirement Savings Trust (Note 3):
Investments
At fair value:
Cummins Inc. common stock	$755,535,712	$6,284,618
Common/collective trust funds	4,813,790,613	66,773,970
Registered investment companies	357,829,426	3,958,618
Total at fair value	5,927,155,751	77,017,206
At contract value:
Synthetic guaranteed investment contract	359,174,183	37,764,660
Accrued income and pending trades - net	43,841	781
Plan's total interest in the Cummins Inc. Master Retirement Savings Trust	6,286,373,775	114,782,647

Employer contributions receivable	12,486,598	83
Employee contributions receivable	3,950,637	389
Notes receivable from participants	63,559,779	873,021
Net assets available for benefits	$6,366,370,789	$115,656,140

See accompanying notes to financial statements.

CUMMINS RETIREMENT AND SAVINGS PLAN
AND
CUMMINS RETIREMENT AND SAVINGS PLAN FOR CERTAIN COLLECTIVELY BARGAINED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
	Year ended
	December 31, 2025
	Cummins Retirement and Savings Plan	Cummins Retirement and Savings Plan for Certain Collectively Bargained Employees
Additions
Contributions:
Employer	$111,291,043	$45,847
Employee	255,050,658	2,270,159
Rollovers	22,897,444	8,237
Plan interest in Cummins Inc. Master Retirement Savings Trust investment gain	1,254,442,850	13,879,995
Interest on notes receivable from participants	5,347,510	61,351
Total additions	1,649,029,505	16,265,589

Deductions
Benefits paid to participants	523,234,100	17,273,295
Administrative expenses	3,916,273	58,529
Total deductions	527,150,373	17,331,824

Fund transfers with an affiliate plan	2,097,399	(2,097,399)

Net change in net assets available for benefits	1,123,976,531	(3,163,634)

Net assets available for benefits, beginning of year	6,366,370,789	115,656,140

Net assets available for benefits, end of year	$7,490,347,320	$112,492,506

See accompanying notes to financial statements.

CUMMINS RETIREMENT AND SAVINGS PLAN
AND
CUMMINS RETIREMENT AND SAVINGS PLAN FOR CERTAIN COLLECTIVELY BARGAINED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
NOTE 1. DESCRIPTION OF THE PLAN
The following description of the Cummins Retirement and Savings Plan (the “RSP”) and Cummins Retirement and Savings Plan For Certain Collectively Bargained Employees (the "Certain Bargained RSP") (collectively, the "Plans") provides only general information. Participants should refer to each of the plan documents for a more complete description of the provisions of the Plans.
General
The Plans are defined contribution plans designed to provide participants with a systematic method of savings and at the same time enable such participants to benefit from contributions made to the Plans by Cummins Inc. (the “Company” or the "Plan Sponsor"). For the RSP, eligible employees are salaried and non-bargaining hourly employees of the Company, as well as union employees who have harmonized their benefits with the Plan. For the Certain Bargained RSP, eligible employees are certain bargaining unit employees of the Company. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Master Trust
Cummins Inc. Master Retirement Savings Trust (“Master Trust”) holds the investments of the Plans. The trustee for the Master Trust is the Northern Trust Company (the “Trustee”).
Transfers
As union groups that are still part of the Certain Bargained RSP agree to accept the benefits of the RSP through negotiations and if participants transfer between different locations within the Company, their related plan account transfers to the appropriate plan, if applicable. Such transfers are reflected in the accompanying financial statements as “Fund transfers with an affiliate plan.”
Contributions
Participants may contribute up to 50 percent of their eligible pay through a combination of pre-tax and after-tax contributions.
Matching Contributions
For the RSP, the Company matches participant contributions at 100 percent of the first 1 percent of participant’s eligible wages contributed plus 50 percent of the next 5 percent contributed. Additionally, the Retiree Medical contribution is a flat, one time dollar contribution that the employer makes annually to the RSP after an employee has completed two years of service to the Company.
For the Certain Bargained RSP, the Company matches participant contributions using various formulas of participant’s eligible wages contributed to the specified limitations based on the participant’s employing company, as defined.
For both Plans, the matching contribution is made in the form of cash. The entire matching contribution is invested at the participant’s discretion based on the investment options available, including the Cummins Inc. common stock fund.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of plan earnings and charged with an allocation of administrative expenses. Allocations of plan earnings are made daily and are based upon the participant’s weighted average account balance for the day, as described in the respective plan document.
Vesting
Participants are fully vested in all employee and employer contributions and earnings thereon at all times.

Benefit Payments
Upon termination of employment or retirement, account balances are paid either as a lump-sum distribution or annual installments not to exceed the lesser of 15 years or the life expectancy of the participant and/or joint life expectancy of the participant and beneficiary, and commence no later than the participant reaching age 73. The Plans also permit hardship withdrawals from participant pre-tax contributions and actual earnings thereon. Participants may also withdraw their after-tax contributions.
Voting Rights
Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account. The Trustee shall vote all Company shares for which no voting instructions were received in the same manner and proportion as the shares for which voting instructions were received.
Notes Receivable from Participants
A participant can obtain a loan up to a maximum of the lesser of $50,000 or 50 percent of the participant’s account balance. Loans are secured by the participant’s account balance and bear interest at the prime rate plus one percent, and mature no later than 4.5 years from the date of the loan. Principal and interest are paid ratably through payroll deductions.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under each of the Plans to discontinue its contributions at any time and to terminate either of the Plans subject to the provisions of ERISA.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plans have been prepared on an accrual basis of accounting.
Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of defined contribution plans attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plans.
Investments
The Plans' investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust, except for the Synthetic Guaranteed Investment Contract ("Synthetic GIC"). The fully-benefit responsive Synthetic GIC is valued at contract value. Contract value represents contributions made to investment contracts, plus earnings, less participant withdrawals and administrative expenses.
The Master Trust's investments in registered investment companies, as well as common stock within the unitized stock fund, are valued at the closing price reported on the active market on which the individual securities are traded. The common/collective trust funds are valued at net asset value per share ("NAV") (or its equivalent) of the funds, which are based on the fair value of the funds' underlying net assets.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the plan document.
Allocation of Master Trust Assets and Transactions
The investment income and expenses of the Master Trust are allocated to each Plan based on the relationship of each Plan's investment balances to the total Master Trust investment balances.
Payment of Benefits
Benefit payments are recorded when paid.
Administrative Expenses
The costs of administering the Plans are shared between the Company and the participants. A portion of administrative fees are charged to participants’ accounts (a monthly fee of 0.05 percent of the participant’s account balance up to a maximum of $5).

Use of Estimates
The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America ("GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Master Trust invests in various securities. Investment securities, including Cummins Inc. common stock, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.
NOTE 3. INTEREST IN MASTER TRUST
The Plans' investments are held in the Master Trust. The Plans' interests in the net assets of the Master Trust are presented in the accompanying financial statements. The following investments are held by the Master Trust.

	December 31,
	2025	2024
Investments at fair value:
Cummins Inc. common stock	$1,048,943,101	$761,820,330
Common/collective trust funds	5,942,356,197	4,880,564,583
Registered investment companies	138,692,527	361,788,044
Total investments at fair value	7,129,991,825	6,004,172,957

Investments at contract value:
Synthetic GIC	386,081,553	396,938,843
Accrued income, expenses and pending trades - net	(366,368)	44,622
Total master trust net assets	$7,515,707,010	$6,401,156,422
Net investment income of the Master Trust for the year ended December 31, 2025, is as follows:

Net realized and unrealized gains and losses on investments	$1,231,981,473
Interest and dividend income	36,341,372
Net investment gain	$1,268,322,845
The Master Trust has a Synthetic GIC. A Synthetic GIC, the Stable Value Fund, is a wrap contract paired with an underlying investment or investments, usually a portfolio owned by the Master Trust, of high-quality, intermediate-term, fixed-income common/collective trust funds. The Synthetic GIC’s key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plans.
In a Synthetic GIC, the underlying investments are owned by the Synthetic GIC and held in trust for participants. The Synthetic GIC purchases a wrapper contract from financial services institutions. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Stable Value Fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.
In certain circumstances, the amount withdrawn from the Synthetic GIC would be payable at fair value rather than at contract value. These events include termination of either of the Plans, a material adverse change to the provisions of either of the Plans, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. These events described herein that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plans' loss of their qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plans. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).
Synthetic investment contracts generally impose conditions on both the Plans and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plans to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the plan agreements. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; is acquired or reorganized. If, in the event of default of an issuer, the Plans were unable to obtain a replacement the Plans could seek to add additional issuers over time to diversify the Plans' exposure to such risk, but there is no assurance the Plans may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plans unable to achieve their objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default, the issuer will generally be required to pay to the Plans the excess, if any, of contract value over market value on the date of termination. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plans to the extent necessary for the Plans to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.
NOTE 4. CUMMINS STOCK
The Cummins Inc. common stock investment is tracked on a unitized basis, and consists of Cummins Inc. common stock, and funds held in the Northern Trust Collective Short-Term Investment Fund sufficient to meet the daily cash needs of the unitized fund. The value of a unit reflects the combined market value of Cummins Inc. common stock, valued at the quoted market price, and the cash investments held by the Cummins Inc. common stock. The following is the Master Trust’s investment in Cummins Inc. common stock excluding funds held in the Northern Trust Collective Short-Term Investment Fund:

	December 31,
	2025	2024
Number of shares	2,054,938	2,185,371
Fair value	$1,048,943,101	$761,820,330

NOTE 5. TAX STATUS
The Internal Revenue Service has determined by opinion letters for the RSP dated December 12, 2024 and for the Certain Bargained RSP dated October 5, 2016, that the individual Plans and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Certain Bargained RSP has been amended subsequent to October 5, 2016, the plan administrator believes that the Certain Bargained RSP is designed and is currently operated in compliance with the applicable requirements of the IRC.
GAAP requires management to evaluate tax positions taken by the Plans and recognize a tax liability if the Plans have taken an uncertain position that more likely than not would not be sustained upon examination by various federal and state taxing authorities. Management has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the accompanying financial statements.
The Plans are subject to routine audits by taxing jurisdictions. However, as of the date the financial statements were available to be issued, there were no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2022.
NOTE 6. RELATED PARTY TRANSACTIONS
Northern Trust Company is the Master Trust trustee and custodian, and certain Master Trust investments are shares of mutual funds, units in the Cummins Inc. common stock fund or certain common/collective trust funds managed by Northern Trust Company. Cummins Inc. is the Plan Sponsor of each plan. Transactions with these parties qualify as party-in-interest transactions.

NOTE 7. FAIR VALUE MEASUREMENTS
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:
•Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Master Trust has the ability to access.
•Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
•Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following table sets forth by level, within the hierarchy, the Master Trust’s assets measured at fair value on a recurring basis:

	December 31, 2025		December 31, 2024
Master Trust level assets	Fair Value	Level 1	Fair Value	Level 1
Registered investment companies	$138,692,527	$138,692,527	$361,788,044	$361,788,044
Common stock	1,048,943,101	1,048,943,101	761,820,330	761,820,330
Total assets in the fair value hierarchy	1,187,635,628	$1,187,635,628	1,123,608,374	$1,123,608,374
Common/collective trust funds*	5,942,356,197		4,880,564,583
Investments at fair value	$7,129,991,825		$6,004,172,957

* Common/collective trust funds are measured at fair value using the net asset value per share or its equivalent as a practical expedient and are therefore not required to be classified in the fair value hierarchy.

The following table sets forth the Master Trust's assets valued at NAV as of December 31, 2025:

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Restrictions
Vanguard Target Retirement Trusts	$3,631,365,005	None	Daily	None	None
Northern Trust Collective S&P 500 Index Fund	943,391,661	None	Daily	None	None
Northern Trust Collective ACWI Ex-US Fund	86,310,743	None	Daily	None	None
Northern Trust Collective Aggregate Bond Index Fund	83,314,971	None	Daily	None	None
Sprucegrove International Fund	65,821,784	None	Daily	None	5 days
Loomis Sayles Large Growth Fund	542,785,603	None	Daily	None	None
Aristotle Collective Investment Trust Fund	58,507,110	None	Daily	None	5 days
Northern Trust Collective Short Term Investment Fund	10,304,134	None	Daily	None	None
Capital Group Growth Fund of America Trust Fund	133,070,999	None	Daily	None	5 days
BNY Mellon Walter Scott International Fund	47,275,784	None	Daily	None	None
Aristotle Collective Trust Investment Trust Small/Mid Capital Equity	38,928,436	None	Daily	None	5 days
Earnest Partners Multiple Investment Trust	39,172,103	None	Daily	None	5 days
PIMCO Total Return Fund	17,434,660	None	Daily	None	5 days
Vanguard Extended Market Index	244,673,204	None	Daily	None	None

The following table sets forth the Master Trust's assets valued at NAV as of December 31, 2024:

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Restrictions
Vanguard Target Retirement Trusts	$3,098,617,547	None	Daily	None	None
Northern Trust Collective S&P 500 Index Fund	819,491,629	None	Daily	None	None
Northern Trust Collective ACWI Ex-US Fund	38,032,572	None	Daily	None	None
Northern Trust Collective Aggregate Bond Index Fund	62,629,776	None	Daily	None	None
Sprucegrove International Fund	61,327,596	None	Daily	None	10 days
Loomis Sayles Large Growth Fund	493,510,324	None	Daily	None	None
Aristotle Collective Investment Trust Fund	53,890,837	None	Daily	None	5 days
Northern Trust Collective Short Term Investment Fund	11,786,374	None	Daily	None	None
Capital Group Growth Fund of America Trust Fund	116,793,568	None	Daily	None	5 days
BNY Mellon Walter Scott International Fund	42,255,794	None	Daily	None	None
Aristotle Collective Trust Investment Trust Small/Mid Capital Equity	41,731,971	None	Daily	None	5 days
Earnest Partners Multiple Investment Trust	40,496,595	None	Daily	None	5 days

SUPPLEMENTAL SCHEDULE

CUMMINS RETIREMENT AND SAVINGS PLAN
AND
CUMMINS RETIREMENT AND SAVINGS PLAN FOR CERTAIN COLLECTIVELY BARGAINED EMPLOYEES

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR) - CUMMINS RETIREMENT AND SAVINGS PLAN
December 31, 2025
EIN 35-0257090
Plan Number: 020
(a)	(b)	(c)	(d)	(e)
		Description of		Current
	Identity of Issue	Investment	Cost	Value
*	Participants	Participant loans - 1 - 4.5 year maturity
		4.25% - 9.50%	$0	$68,883,256

* Party in interest

SUPPLEMENTAL SCHEDULE

CUMMINS RETIREMENT AND SAVINGS PLAN
AND
CUMMINS RETIREMENT AND SAVINGS PLAN FOR CERTAIN COLLECTIVELY BARGAINED EMPLOYEES

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(HELD AT END OF YEAR) - CUMMINS RETIREMENT AND SAVINGS PLAN FOR CERTAIN COLLECTIVELY BARGAINED EMPLOYEES
December 31, 2025
EIN 35-0257090
Plan Number: 030
(a)	(b)	(c)	(d)	(e)
		Description of		Current
	Identity of Issue	Investment	Cost	Value
*	Participants	Participant loans - 1 - 4.5 year maturity
		4.25% - 9.50%	$0	$850,917

* Party in interest

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CUMMINS RETIREMENT AND SAVINGS PLAN

Date:	May 22, 2026

By: /s/ Donald G. Jackson
Donald G. Jackson

Member, Benefits Policy Committee
Vice President – Treasury and Tax

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CUMMINS RETIREMENT AND SAVINGS PLAN
FOR CERTAIN COLLECTIVELY BARGAINED EMPLOYEES

Date:	May 22, 2026

By: /s/ Donald G. Jackson
Donald G. Jackson

Member, Benefits Policy Committee
Vice President – Treasury and Tax